SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received, on 01/21/2021, from B3 – Brasil, Bolsa, Balcão, the Official Letter 92/2021-SLS, below transcript, requesting clarification regarding atypical movements of the Company’s shares:

Free translation of the Official Letter 92/2021-SLS

“Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Ms. Elvira Baracuhy Cavalcanti Presta

CFO and IRO

Ref.: Atypical Movements of the Company’s Shares

Dear Sirs,

In view of the latest fluctuations registered with the shares issued by this company, the number of trades and the quantity traded, as below, we request that be informed, until 01/22/2021, if there is any fact of your knowledge that can justify them.

Common Shares
Prices (R$ / share)
Date	Opening	Minimum	Maximum	Average	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
08/01/2021	34.05	34.05	35.09	34.66	34.98	3.16	20,893	4,519,800	156,662,602.00
11/01/2021	34.43	33.40	34.87	33.92	33.71	-3.63	23,334	4,335,900	147,076,946.00
12/01/2021	33.90	33.73	34.49	34.17	34.41	2.08	26,828	5,700,400	194,763,367.00
13/01/2021	34.30	33.63	34.51	34.03	34.23	-0.52	15,487	5,524,800	188,026,596.00
14/01/2021	34.27	34.22	35.60	35.20	35.49	3.68	20,817	6,961,900	245,089,878.00
15/01/2021	35.09	34.06	35.10	34.34	34.09	-3.94	16,342	4,722,700	162,180,323.00
18/01/2021	34.18	33.71	34.67	34.11	33.86	-0.67	12,409	3,072,500	104,806,782.00
19/01/2021	34.02	32.55	34.22	33.10	33.30	-1.65	23,699	5,630,700	186,352,480.00
20/01/2021	33.50	32.75	33.57	33.01	33.00	-0.90	12,440	2,952,000	97,441,948.00
21/01/2021*	32.86	30.58	33.15	31.63	31.34	-5.03	37,036	11,775,500	372,464,816.00

Preferred B Shares
Prices (R$ / share)
Date	Opening	Minimum	Maximum	Average	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
08/01/2021	34.57	34.36	35.51	35.00	35.30	2.92	9,327	1,999,600	69,992,427.00
11/01/2021	34.96	34.22	35.27	34.64	34.53	-2.18	12,339	2,361,400	81,809,349.00
12/01/2021	34.69	34.53	35.16	34.92	35.07	1.56	7,914	1,603,400	55,988,565.00
13/01/2021	35.07	34.33	35.20	34.75	34.84	-0.66	6,369	1,525,300	52,997,042.00
14/01/2021	34.96	34.90	36.27	35.91	36.02	3.39	10,171	2,478,800	89,016,753.00
15/01/2021	35.68	34.58	35.68	34.91	34.58	-4.00	7,553	1,747,100	60,986,576.00
18/01/2021	34.71	34.25	35.42	34.68	34.25	-0.95	4,469	1,079,000	37,424,605.00
19/01/2021	34.51	33.23	34.99	33.72	33.74	-1.49	9,502	2,065,000	69,633,823.00
20/01/2021	33.88	33.40	34.20	33.62	33.49	-0.74	6,322	1,612,900	54,223,999.00
21/01/2021*	33.46	30.95	33.74	31.90	31.50	-5.94	21,348	5,624,800	179,453,432.00

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

In view of the aforementioned Official Letter, and as already mentioned in previous announcements we clarify that Eletrobras' shares have been fluctuating as a result of news that are disclosed in the media and statements by country authorities, not necessarily directly related to the Company, but that change the market perspective in relation to the National Congress acceptability of bill number 5.877/2019 ("PL"), which provides for the privatization of Centrais Elétricas Brasileiras SA - Eletrobras.

In this regard, on January 21, 2021, a statement from Senator Rodrigo Pacheco, candidate for the presidency of the Federal Senate, was noticed, informing that the privatization process of Eletrobras is not priority. In the same day, another candidate for the presidency of the Senate, Senator Simone Tebet, said it is difficult to know, at this moment, if the PL will be approved in 2021.

The privatization process involves extensive public discussion, which is not controllable by Eletrobras, highlighting that the federal government's privatization proposal is already publicly known, and reported by the Company through a Relevant Fact, and the Company has warned that privatization depends on approval by the National Congress.

The variations in the Company's shares, as a result, reflect economic and political assessments made by economic agents on future prospects that may be realized or not, depending on economic, social and political circumstances.

Accordingly, the Company reaffirms that there is no new information to be disclosed. The Company will keep the market informed about the subject of this announcement when there is new material information of its privatization process that should be disclosed, pursuant to the Comissão de Valores Mobiliários Instruction 358.

Rio de Janeiro, January 22, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.